EXHIBIT 99.1

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
 Rehovot 7670402, Israel

Notice of Results of the 2018 Annual General Meeting of Shareholders, held on December 20, 2018

Kamada Ltd. (the "Company") today announced that all of the proposals presented for approval at its 2018 Annual General Meeting of Shareholders held on December 20, 2018 in Rehovot, Israel (the "Meeting") were duly approved by the shareholders of the Company.  Accordingly, at the Meeting, the shareholders of the Company approved the following:

1.	The election of the following directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders:

Mr. Leon Recanati
Dr. Michael Berelowitz
Mr. Avraham Berger
Mr. Jonathan Hahn
Mr. Asaf Frumerman
Prof. Itzhak Krinsky
Ms. Efrat Makov
Mr. Shmuel (Milky) Rubinstein
Mr. David Tsur

2.	The Company entering into an indemnification and exculpation agreement with Ms. Efrat Makov, as detailed in the Proxy Statement filed by the Company on November 7, 2018 (the "Proxy Statement").

3.	The grant of options to each of the director nominees (other than Mr. Asaf Frumerman), as detailed in the Proxy Statement.

4.
The amended compensation terms and a one-time award of equity-based compensation, consisting of options and restricted shares, to Mr. Amir London, the Company’s Chief Executive Officer, as detailed in the Proxy Statement.

5.
The amendment to the Company’s Compensation Policy for Executive Officers and Directors, with respect to the maximum side “A” directors’ and officers’ liability coverage, as detailed in the Proxy Statement.

6.
The ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2018 and for such additional period until the next annual general meeting.